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                                Kirkpatrick & Lockhart Preston Gates Ellis LLP
[LOGO]                          1601 K Street NW
                                Washington, DC 20006-1600
                                T 202.778.9000     www.klgates.com

                                             Diane E. Ambler
                                             202.778.9886
                                             Fax:  202.778.9100
                                             diane.ambler@klgates.com

April 6, 2012

EDGAR FILING

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  MetLife Insurance Company of Connecticut
          Pre-Effective Amendment No. 1
          Form S-3 Registration Statement
          File No. 333-178889

Dear Sir or Madam:

     On behalf of MetLife Insurance Company of Connecticut ("MICC"), transmitted herewith for filing, pursuant to the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "1933 Act") and Rule 101(a) of Regulation S-T, is a conformed electronic format copy of Pre-Effective Amendment No. 1 on Form S-3 (the "Amendment") with respect to MetLife Target Maturity ("MTM"), a deferred annuity contract issued by MICC with a market value adjustment feature.

     The purposes of the Amendment are to address comments provided by Sonny Oh on February 27, 2012 regarding the initial registration statement filed on January 5, 2012 and to make minor conforming changes.

     The Amendment includes a delaying amendment in accordance with Rule 473 under the 1933 Act. MICC requests that the Securities and Exchange Commission declare the Amendment effective April 30, 2012 or as soon thereafter as practicable.

     This transmission contains conformed signature pages, the manually signed originals of which are maintained at MICC's offices. Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at (202) 778-9886 with any questions comments.

                                     Sincerely,

                                     /s/ Diane E. Ambler
                                     -----------------------------
                                     Diane E. Ambler

Enclosure
cc: Sonny Oh, SEC